MINE DEVELOPMENT ASSOCIATES
MINE ENGINEERING SERVICES

CONSENT OF QUALIFIED PERSON

September 19, 2014

FILED BY SEDAR

Autorité des marchés financiers du Québec (Principal Regulator)
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial and Consumer Affairs Authority
The Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Prince Edward Island Securities Office
Rio Alto Mining Limited
Sulliden Gold Corporation Ltd.
2422222 Ontario Inc.

Dear Sirs/Mesdames:

RE:          Proposed Arrangement (the “Arrangement”) between Sulliden Gold Corporation Ltd. (Sulliden), Rio Alto Mining Limited (“Rio Alto”) and 2422222 Ontario Inc.

Reference is made to the supplement to the joint management information circular of Sulliden and Rio Alto dated June 26, 2014 (the “Supplement”) in connection with the Arrangement.

As an author of the report prepared for Sulliden entitled “Technical Report on the Shahuindo Heap Leach Project, Cajabamba, Peru” dated November 9, 2012 (the “Technical Report”), I, Paul Tietz, CPG., consent to the inclusion of any extracts from, or a summary of, the Technical Report in the Supplement in connection with the Arrangement.

I consent to the filing with all the applicable securities regulatory authorities in Canada and elsewhere of the Technical Report.

775-856-5700

210 South Rock Blvd.
Reno, Nevada 89502
FAX: 775-856-6053

I certify that I have read the Supplement being filed by Sulliden and Rio Alto and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Sincerely,

“Paul Tietz”
Paul Tietz, CPG

Mine Development Associates	\\mda.com\Admin\Consents\43-101\Sulliden\PTietz_Sep-19-2014_Consent.docx
September 15, 2014	Print Date: 9/15/14 11:48 AM